UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00856G109

(CUSIP Number)

Kevin Schwartz

PSP AGFS Holdings, L.P.

c/0 Paine Schwartz Partners, LLC

475 Fifth Avenue, 17th Floor

New York, New York 10017

(212) 379-7200

With a copy to:

Corey Fox, P.C.

Ross M. Leff, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PSP AGFS Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on September 25, 2020, assuming a conversion price of $5.00. See Item 5 of this Schedule 13D for further information.

**	Based on 52,875,089 shares of common stock outstanding as of July 27, 2020 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B Convertible Preferred Stock. See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paine Schwartz Food Chain Fund V GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON PN

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on September 25, 2020, assuming a conversion price of $5.00. See Item 5 of this Schedule 13D for further information.

**	Based on 52,875,089 shares of common stock outstanding as of July 27, 2020 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B Convertible Preferred Stock. See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Paine Schwartz Food Chain Fund V GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON OO

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on September 25, 2020, assuming a conversion price of $5.00. See Item 5 of this Schedule 13D for further information.

**	Based on 52,875,089 shares of common stock outstanding as of July 27, 2020 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B Convertible Preferred Stock. See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W. Dexter Paine, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on September 25, 2020, assuming a conversion price of $5.00. See Item 5 of this Schedule 13D for further information.

**	Based on 52,875,089 shares of common stock outstanding as of July 27, 2020 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B Convertible Preferred Stock. See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kevin M. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2%**
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of common stock of the Issuer has been calculated based upon the as-converted voting power of 150,000 shares of Series B Convertible Preferred Stock of the Issuer issued to PSP AGFS Holdings, L.P. on September 25, 2020, assuming a conversion price of $5.00. See Item 5 of this Schedule 13D for further information.

**	Based on 52,875,089 shares of common stock outstanding as of July 27, 2020 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2020), plus the number of shares of common stock issuable upon the conversion of the 150,000 shares of Series B Convertible Preferred Stock. See Item 3 of this Schedule 13D for further information.

CUSIP No. 00856G109	Page 7 of 10 Pages

Item 1.	Security and Issuer

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the original Schedule 13D, as amended prior to the date hereof, is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on August 5, 2020.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 1 is being filed to report changes in the beneficial ownership of the Reporting Persons as a result of the previously announced final closing of the transactions contemplated by the Investment Agreement, which resulted in (i) first, the issuance of 150,000 shares of Series B-2 Convertible Preferred Stock, par value $0.0001 per share (the “Series B-2 Preferred Stock”) to the Investor on September 22, 2020 and (ii) second, the exchange of all of the Investor’s Series B-1 Preferred Stock and Series B-2 Preferred Stock for 150,000 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”) to the Investor on September 25, 2020. This Amendment No. 1 relates to the common stock, par value $0.0001 per share (“Common Stock”) of AgroFresh Solutions, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at One Washington Square, 510-530 Walnut Street, Suite 1350, Philadelphia, Pennsylvania 19106.

Item 5.	Interests in Securities of the Issuer

Item 5 (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(i)	Investor beneficially owns 30,000,000 shares of common stock, which represents 36.2% of the outstanding common stock (calculated based on 52,875,089 shares of common stock outstanding as of July 27, 2020 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on August 10, 2020)) (the “Calculation Method”).

(ii)	Paine Schwartz Food Chain Fund V GP, L.P. is the general partner of the Investor, and, as a result may be deemed to beneficially own, and have shared voting and dispositive power of 30,000,000 of common stock, which represents 36.2% of the outstanding common stock (calculated based on the Calculation Method).

(iii)	Paine Schwartz Food Chain Fund V GP, Ltd. is the general partner of the Paine Schwartz Food Chain Fund V GP, L.P., and, as a result may be deemed to beneficially own, and have shared voting and dispositive power of 30,000,000 of common stock, which represents 36.2% of the outstanding common stock (calculated based on the Calculation Method).

(iv)	Mr. Paine and Mr. Schwartz are each directors of Paine Schwartz Food Chain Fund V GP, Ltd. and, as a result may be deemed to beneficially own, and have shared voting and dispositive power of 30,000,000 of common stock, which represents 36.2% of the outstanding common stock (calculated based on the Calculation Method). Each of Mr. Paine and Mr. Schwartz disclaim beneficial ownership of any common stock held of record or beneficially owned by Paine Schwartz Food Chain Fund V GP, Ltd., Paine Schwartz Food Chain Fund V GP, L.P. and the Investor.

(c)       Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Exhibit 2 hereof, has effected any transaction in the common stock during the past 60 days.

(d)       To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)       Not applicable.

CUSIP No. 00856G109	Page 8 of 10 Pages

Item 6.	Contracts, Arrangements, Undertaking or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Each of the rights, preferences and privileges of the Series B Preferred Stock is set forth in a certificate of designation that was filed with the Secretary of State of the State of Delaware on September 25, 2020, which is incorporated herein by reference to that certain Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on September 28, 2020 (the “Certificate of Designation”).

The Series B Preferred Stock ranks senior to the shares of the Company’s Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series B Preferred Stock has a liquidation preference of $1,000 per share (the “Stated Value”). Holders of the Series B Preferred Stock are entitled to a cumulative dividend at a rate of 16% per annum, of which 50% is payable in cash and 50% is payable in kind until the first anniversary of the Closing Date, after which 50% will be payable in cash, 37.5% will be payable in kind, and the remaining 12.5% will be payable in cash or in kind, at the Company’s option, subject in each case to adjustment under certain circumstances. Dividends on the Series B Preferred Stock are cumulative and payable quarterly in arrears. All dividends that are paid in kind will accrete to, and increase, the Stated Value. The applicable dividend rate is subject to increase by 2% per annum during any period that the Company is in breach of certain provisions of the Certificate of Designation.

The Series B Preferred Stock is convertible into Common Stock at the election of the holder at any time at an initial conversion price of $5.00 (the “Conversion Price”). The Conversion Price is subject to customary adjustments, including for stock splits and other reorganizations affecting the Common Stock and pursuant to certain anti-dilution provisions for below market issuances.

The Company may redeem any or all of the Series B Preferred Stock for cash at any time, subject, in the case of any partial redemption, to a minimum redemption amount and a minimum amount of Series B Preferred Stock remaining outstanding. The redemption price of each share of Series B Preferred Stock (the “Redemption Price”) would be (i) prior to the first anniversary of the Closing Date, an amount sufficient to cause the multiple on invested capital (“MOIC”), as defined in the Certificate of Designation, of such share to be 1.5, (ii) after the first anniversary and on or before the second anniversary of the Closing Date, an amount sufficient to cause the MOIC of such share to be 1.75, and (iii) from and after the second anniversary of the Closing Date, an amount sufficient to cause the MOIC of such share to be 2.0. Notwithstanding the foregoing, from and after the third anniversary of the Closing Date, the Company will have the option to redeem the Series B Preferred Stock at a redemption price equal to 100% of the liquidation preference of the shares of such series, plus any accrued and unpaid dividends to (the “Alternative Redemption Price”) if the volume-weighted average price per share of the Common Stock for the 20 trading days prior to the redemption date is at least $8.00 and a specified minimum average daily trading volume condition with respect to the Common Stock is satisfied (and if such conditions are not satisfied, the Company would have the option to redeem the Series B Preferred Stock at a price per share equal to the greater of the Redemption Price and the Alternative Redemption Price).

In the event of a Change of Control (as defined in the Certificate of Designation), the Company will be required to make an offer to repurchase all of the then-outstanding shares of Series B Preferred Stock for cash consideration per share equal to the greater of (i) the then-applicable Redemption Price or, in the event of a Change of Control after the third anniversary of the Closing Date, the Alternative Redemption Price, and (ii) the amount such holders would be entitled to receive at such time if the Series B Preferred Stock were converted into Common Stock.

The Certificate of Designation provides that holders of the Series B Preferred Stock shall have the right to vote on matters submitted to a vote of the holders of Common Stock on an as-converted basis unless required by applicable law. The Certificate of Designation also provides that the holders of the Series B Preferred Stock will have separate class approval rights over certain specified actions that would affect the rights of holders of the Series B Preferred Stock.

CUSIP No. 00856G109	Page 9 of 10 Pages

Pursuant to the Investment Agreement, the Company agreed to increase the size of its Board to ten directors in connection with the Closing Date and appointed two individuals designated by the Investor on the Closing Date. In addition, commencing on the first anniversary of the Closing Date (or earlier under certain circumstances), the Investor will have the right to appoint additional directors to the Board, such that the total number of its designees would be proportionate to its ownership of Common Stock, on an as-converted basis.

Under the Investment Agreement, so long as the Investor beneficially owns, on an as-converted basis, at least 10% of the outstanding shares of Common Stock on an as-converted basis, subject to customary exceptions, the Company is required to give the Investor notice of any proposed issuance by the Company of any shares of Common Stock or preferred stock, or any shares convertible into or exchangeable for such shares, prior to the proposed date of issuance. The Investor is then entitled to purchase up to its pro rata share of the securities the Company proposes to issue, at the same price and on the same terms as those disclosed in the notice.

The Investor is subject to certain standstill restrictions, including that its affiliates will be restricted from acquiring additional securities of the Company, subject to certain exceptions, until the later of (i) the date no designees of the Investor serve on the Board and the Investor has no rights (or has irrevocably waived its rights) to designate directors for election to the Board and (ii) the 18-month anniversary of July 27, 2020. The Investor has also agreed to restrictions on its ability to dispose of shares of the Preferred Stock until the 18-month anniversary of July 27, 2020, subject to certain exceptions.

The Investor has certain customary registration rights with respect to the Common Stock issuable upon conversion of the Preferred Stock pursuant to the terms of a registration rights agreement, dated July 27, 2020 between the Issuer and the Investor.

The foregoing description of the terms of the Series B Preferred Stock, the Investment Agreement, the Certificate of Designation and the Registration Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investment Agreement and the exhibits thereto, which is attached hereto as Exhibit 3, and is incorporated herein by reference.

CUSIP No. 00856G109	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 3, 2020

PSP AGFS Holdings, L.P.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Chief Executive Officer

Paine Schwartz Food Chain Fund V GP, L.P.

By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its: General Partner

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Director

Paine Schwartz Food Chain Fund V GP, Ltd.

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz
Its: Director

By:	/s/ Kevin Schwartz
Name: Kevin Schwartz

By:	/s/ W. Dexter Paine, III
Name: W. Dexter Paine, III